FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

28 June 2017

HSBC HOLDINGS PLC

FIRST INTERIM DIVIDEND FOR 2017

The Directors of HSBC Holdings plc (the "Company") have declared the first interim dividend for 2017 of US$0.10 per ordinary share. The dividend is payable on 5 July 2017 to holders of record on 19 May 2017 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register.

95,501,245 ordinary shares of US$0.50 each will be allotted and issued on 5 July 2017 by the Company to those shareholders who elected to receive the scrip dividend alternative.

The shares will rank pari passu with the existing issued ordinary shares of the Company. Application will be made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.

Dealings are expected to commence on 5 July 2017.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 28 June 2017